[redacted]

07028775

ABSA

RECEIVED
2007 DEC 21 A 9:43

**Group Secretariat**
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

**Groep Sekretariaat**
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

3 December 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

**FAX: 00 1 202 772 9207**

| **FILE REFERENCE NO.** |
|---|
| **082-04569** |

Dear Sir/Madam

**ABSA GROUP LIMITED: SENS ANNOUNCEMENTS**

Attached please find copies of the following announcements as published on the Johannesburg Securities Exchange's News Service (SENS):

- Notice of dealings in securities by an associate of the Absa Group and Absa Bank Deputy Chairperson;
- Notice of dealings in securities by a non-executive director of Absa Group and Absa Bank;
- The resignation of Mr Attie du Plessis as a non-executive director of Absa Group and Absa Bank;
- The appointment of a Company Secretary to Absa Group and Absa Bank.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

Yours faithfully

COMPANY SECRETARY

# ABSP AMAGB

## ASA / ABSP - Absa - Directors Dealings

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)
NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74
OF THE JSE LISTINGS REQUIREMENTS
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the below-mentioned information is disclosed in respect of the following two transactions:

| | |
|---|---|
| Name: | Mrs ME Brink |
| Designation: | An associate of Absa Group and Absa Bank deputy chairperson |
| Date of transaction: | 11 October 2007 |
| Number of shares purchased: | 1 270 at 13 150 cents per share |
| Nature of transaction: | Purchase of shares |
| Class of securities: | Absa Group ordinary shares of 200 cents each |
| Value of transaction: | R167 005,00 |
| Nature of interest: | Direct beneficial |
| Date of transaction: | 12 October 2007 |
| Number of shares purchased: | 4 230 at 12 950 cents per share |
| Nature of transaction: | Purchase of shares |
| Class of securities: | Absa Group ordinary shares of 200 cents each |
| Value of transaction: | R547 785,00 |
| Nature of interest: | Direct beneficial |

Clearance has been obtained in respect of these transactions.
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Johannesburg
15 October 2007
Date: 15/10/2007 12:34:53 Produced by the JSE SENS Department.

# ABSP AMAGB

## ASA / ABSP - Absa - Dealings In Securities

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)
DEALINGS IN SECURITIES
NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

| | |
|---|---|
| Name: | D C Arnold |
| Designation: | Absa Group and Absa Bank non-executive director |
| Date of transaction: | 29 October 2007 |
| Number of shares purchased: | 600 at 13 445 cents per share |
| Nature of transaction: | Purchase of shares |
| Class of securities: | Absa Group ordinary shares of 200 cents each |
| Value of transaction: | R80 670,00 |
| Nature of interest: | Direct beneficial |

Clearance has been obtained in respect of this transaction.
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Johannesburg
30 October 2007
Date: 30/10/2007 17:49:27 Produced by the JSE SENS Department.

# ABSP AMAGB

## ABSP / ASA - Absa - Attie Du Plessis To Step Down As A Non-Executive Director Of

Absa Group And Absa Bank

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)

ATTIE DU PLESSIS TO STEP DOWN AS A NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK

Mr Attie du Plessis will step down from the Absa Group and Absa Bank boards (the boards) with effect from 1 January 2008.

Mr du Plessis was appointed to the boards in 1992, and during his 15-year tenure has been chairman of the Group Audit and Compliance Committee (GACC). He also served as a member of the Group Risk Committee, Group Credit Committee, Credit Committee: Large Exposures, Board Finance Committee, Acquisitions Committee and the Black Economic Empowerment Committee.

Gill Marcus, chairperson of Absa Group and Absa Bank, said: "Attie du Plessis has made a significant contribution to the Absa Group during his tenure as member of the boards, and especially as chairman of the GACC. His expertise and diligence have added great value over the years, and on behalf of the board and his fellow directors we express our sincere appreciation to him, and wish him well in his future endeavours."

Johannesburg
28 November 2007

Enquiries
Gill Marcus
Chairperson
(+2711) 350-4337
E-mail: gill.marcus@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 28/11/2007 14:29:40 Produced by the JSE SENS Department.

# ABSP AMAGB

## ASA / ABSP - Absa - Appointment Of Company Secretary To Absa Group And Absa Ban

ABSA GROUP LIMITED
(Incorporated in the Republic)
of South Africa
(Registration number: 1986/003934/06)
ISIN Code: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic
of South Africa)
(Registration number: 1986/004794/06)
ISIN Code: ZAE000079810
JSE share code: ABSP
(Absa Bank)

APPOINTMENT OF COMPANY SECRETARY TO ABSA GROUP AND ABSA BANK

In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, the respective boards of directors of Absa Group and Absa Bank hereby wish to inform shareholders that Ms Sarita Martin has been appointed as Company Secretary of Absa Group and Absa Bank with effect from 8 January 2008.

Johannesburg
30 November 2007

Enquiries
Jacques Schindehutte
Group Executive Director
(+2711) 350-4850
E-mail: jacquessc@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 03/12/2007 07:21:02 Produced by the JSE SENS Department.



END